PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED JUNE 6, 1996)
                              926,280 Shares

                                  (LOGO)
                       DUKE REALTY INVESTMENTS, INC.
                               Common Stock
                       ----------------------------

      Duke Realty Investments, Inc. (the "Company") is a self-administered and self-managed real estate investment trust that began operations through a related entity in 1972. As of June 30, 1997, the Company owned a diversified portfolio of 262 in-service industrial, office and retail properties, encompassing approximately 31.4 million square feet located in seven states, and 26 buildings and one building expansion encompassing approximately 4.1 million square feet under development. The Company also owned approximately 1,300 acres of land for future development. The Company has the largest commercial real estate operations in Indianapolis and Cincinnati and is one of the largest real estate companies in the Midwest. The Company expects to continue to pay regular quarterly dividends to its shareholders.

   All of the shares of Common Stock offered hereby are being sold by the Company. The Common Stock is listed on the New York Stock Exchange under the symbol DRE. The last reported sale price for the Common Stock on September 11, 1997 was $21.50 per share.
                            ___________________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
                        PASSED UPON THE ACCURACY OR
   ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
    RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      PRICE TO       UNDERWRITING      PROCEEDS TO
                       PUBLIC         DISCOUNT (1)     COMPANY (2)

Per Share               $21.50        $1.075              $20.425
Total                 $19,915,020    $995,751           $18,919,269

(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)  Before deducting expenses payable by the Company estimated at $25,000.
                             ----------------

   The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter, subject to approval of certain legal matters by counsel for the Underwriter. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about September 16, 1997.
                             -----------------
                             SMITH BARNEY INC.
                           --------------------
          The date of this Prospectus Supplement is September 11, 1997.

   CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING ENTERING STABILIZING BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

   THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR DOCUMENTS INCORPORATED HEREIN AND THEREIN BY REFERENCE. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS PRESENTED AS OF JUNE 30, 1997. SHARE AND PER SHARE AMOUNTS IN THIS PROSPECTUS SUPPLEMENT REFLECT THE COMPANY'S TWO-FOR-ONE STOCK SPLIT WHICH OCCURRED ON AUGUST 25, 1997. SEE "RECENT DEVELOPMENTS." ALL REFERENCES TO THE "COMPANY" IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE THE COMPANY AND THOSE ENTITIES OWNED OR CONTROLLED BY THE COMPANY, UNLESS THE CONTEXT INDICATES OTHERWISE.

   WHEN USED IN THIS PROSPECTUS SUPPLEMENT, THE WORDS "BELIEVES," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                                THE COMPANY

    The Company is a self-administered and self-managed real estate investment trust (a "REIT") that began operations through a related entity in 1972. At June 30, 1997, the Company owned a diversified portfolio of 262 in-service industrial, office and retail properties (the "Properties"), encompassing approximately 31.4 million square feet located in seven states, and 26 buildings and one building expansion encompassing approximately 4.1 million square feet under development. The Company also owned approximately 1,300 acres of unencumbered land (the "Land") for future development, of which approximately 75% is zoned for industrial use and which is typically located adjacent to the Properties. The Company provides leasing, management, construction, development and other tenant-related services for the Properties and certain properties owned by third parties. The Company has the largest commercial real estate operations in Indianapolis and Cincinnati and is one of the largest real estate companies in the Midwest. The Company believes that the Midwest offers a relatively strong and stable economy compared to other regions of the United States and provides significant growth potential due to its central location, established manufacturing base, skilled work force and moderate labor costs.

   The  Company  has  developed over 50 million square feet  of  commercial property since its founding including an average of approximately 4.1 million square feet per year during the last five years. In addition, the Company acquired approximately 8.9 million square feet during the three years ended December 31, 1996. During the six months ended June 30, 1997, the Company placed in service 2.6 million square feet of new development and acquired 1.8 million square feet of property.

   The Company manages over 43 million square feet of property, including over 8.1 million square feet owned by third parties. The Company manages approximately 35% and 29% of all competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. In addition to providing services to approximately 1,800 tenants in the Properties, the Company provides such services to over 900 tenants in 92 properties owned by third parties. Based on market data maintained by the Company, the Company believes that it was responsible in the first six months of 1997 for approximately 67% and 34% of the net absorption (gross space leased minus lease terminations and expirations) of competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. The Company believes that its dominant position in the primary markets in which it operates gives it a competitive advantage in its real estate activities.

   All of the Company's interests in the Properties and Land are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through Duke Realty Limited Partnership (the "Operating Partnership"). Partnership interests ("Units") in the Operating Partnership may be exchanged by the holders thereof, other than the Company, for Common Stock of the Company on a one-for-one basis. Upon an exchange of Units for Common Stock, the Company's percentage interest in the Operating Partnership will increase. The Company controls the Operating Partnership as the sole general partner and owner, as of June 30, 1997 of approximately 90% of the Units. In addition, the senior management team of the Company owns approximately 12.5% of the Company through Common Stock and Unit ownership.

  The following tables provide an overview of the Properties.

                           SUMMARY OF PROPERTIES
                    (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                      PERCENT
                                          ANNUAL      OF TOTAL
                             PERCENT        NET     NET EFFECTIVE   OCCUPANCY
                   SQUARE    OF TOTAL    EFFECTIVE     ANNUAL          AT
TYPE OF PROPERTY    FEET   SQUARE FEET    RENT (1)      RENT      JUNE 30, 1997
----------------   ------  -----------   ---------  ------------- -------------
Industrial         21,753       69%      $ 77,384      42%            95.5%
Office              7,943       25         91,739      50             96.3%
Retail              1,710        6         15,471       8             95.2%
                   ------      ---        -------     ---
Total              31,406      100%      $184,594     100%            95.7%
                   ======      ===        =======     ===

---------------
(1)Represents annual net effective rent due from tenants in occupancy as of June 30, 1997. Net effective rent ("Net Effective Rent") equals the average annual rental property revenue over the terms of the respective leases, excluding additional rent due as operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

        SQUARE FOOTAGE AND ANNUAL NET EFFECTIVE RENT OF PROPERTIES
                    (IN THOUSANDS, EXCEPT PERCENTAGES)

                         SQUARE FEET                   ANNUAL        PERCENT
            ----------------------------------------     NET         OF TOTAL
PRIMARY                                        %  OF  EFFECTIVE   NET EFFECTIVE
MARKET      INDUSTRIAL  OFFICE  RETAIL  TOTAL  TOTAL   RENT (1)        RENT
----------  ----------  ------  ------  -----  -----  ---------  -------------
Indianapolis 13,621      1,417     194  15,232   49%   $ 61,635       33%
Cincinnati    4,003      2,961     799   7,763   25      55,113       31
Columbus      1,749      1,481     219   3,449   11      25,759       14
St Louis        924        680      --   1,604    5      12,626        7
Cleveland       332      1,059      --   1,391    4      13,669        7
Nashville       562         --      --     562    2       3,896        2
Chicago          --        345      --     345    1       5,961        3
Other (2)       562         --     498   1,060    3       5,935        3
             ------      -----   -----  ------  ---     -------      ---
     Total   21,753      7,943   1,710  31,406  100%   $184,594      100%
             ======      =====   =====  ======  ===     =======      ===

Percent
of Total
Square feet     69%        25%      6%    100%
              =====      =====   =====  ======

  -------------
(1) Represents annual Net Effective Rent due from tenants in occupancy as of June 30, 1997, excluding additional rent due as a result of operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

(2) Represents properties not located in the Company's primary markets. These properties are located in other similar Midwestern markets.

                            RECENT DEVELOPMENTS

OPERATING PERFORMANCE, DIVIDEND INCREASE AND STOCK SPLIT

   For the six months ended June 30, 1997, the Company reported the following information as compared to the same period in 1996.

                                                    SIX MONTHS ENDED
                                                        JUNE 30,
                                                 ----------------------
                                                     1997       1996
                                                 ----------   ---------
                                                    (IN THOUSANDS)
Net income available for common shareholders       $ 29,682      $21,947
Revenues                                            111,572       83,744
Funds From Operations                                48,123       34,911
Cash flow provided by (used by):
  Operating activities                               71,462       39,116
  Investing activities                             (175,407)     (93,598)
  Financing activities                              101,718       49,041

   On July 24, 1997, the Company's Board of Directors raised its regular quarterly common dividend from $.51 per share to $.59 per share, payable on August 29, 1997 to common shareholders of record on August 15, 1997. The new dividend is an increase of $.32 per year which is a 15.7% increase over the previous amount. This dividend equals $2.36 on an annualized basis. The Board of Directors also declared a two-for-one split of the Company's common stock (the "Stock Split") to be effected as a 100% share dividend, payable on August 25, 1997 to common shareholders of record on August 18, 1997. The Company also announced that its Board of Directors anticipates the Company's regular quarterly dividend amount to be $.30 per common share on a post-Stock Split basis. This would equate to a dividend increase of 1.7% and follows the Company's 15.7% dividend increase announced July 24, 1997. The official declaration for this new dividend is expected to be on October 23, 1997, the date of the Company's next regularly scheduled Board of Directors' meeting. Share and per share amounts in this Prospectus Supplement have been restated to reflect the effect of the Stock Split.

FINANCING

   In July 1997, the Company issued 3.0 million Depositary Shares, each representing 1/10 of a Series B Cumulative Step-Up Redeemable Preferred Share, raising net proceeds of $146.1 million. These securities are not redeemable prior to September 30, 2007 and offer a cumulative distribution of 7.99% through September 2012, and 9.99% thereafter. The proceeds of this financing were fully used to reduce the outstanding balance on the Company's unsecured line of credit and to fund the development and acquisition of additional rental properties.

  In August 1997, the Company issued $100 million of unsecured Pass-through Asset Trust Securities ("PATS") on August 21, 1997. The PATS bear interest at a coupon rate of 6.95% and mature on August 15, 2004. The effective rate of the PATS is 7.347%, which includes the effect of the settlement of a forward Treasury lock agreement which the Company entered into in April 1997. The Company and an affiliate of the placement agent for the PATS can effectively agree to reset the interest rate and remarket the underlying notes with a maturity of August 15, 2011.

   The Company reduced the interest rate on its $150.0 million unsecured line of credit from the 30-day London Interbank Offered Rate ("LIBOR") plus 1.25% to LIBOR plus 1.00% effective March 27, 1997. Effective August 28, 1997, the unsecured line of credit was increased to $200.0 million and the interest rate was reduced to LIBOR plus .80%. This line of credit also includes a "competitive bid option" and matures in April 2001.

  Concurrently with this Offering, the Company is offering 9,500,000 shares of its Common Stock for public sale through a group of underwriters. The Company has also granted an option to such underwriters to purchase up to an

                                    S-5
aggregate of 1,425,000 additional shares of Common Stock. There can be no assurance that this transaction will be consummated.

DEVELOPMENT AND ACQUISITIONS

   During the first seven months of 1997, the Company completed development of and placed in service 10 properties and one property expansion comprising 2.6 million square feet at a total cost of $79.5 million. The Company had 27 properties and one property expansion under development at July 31, 1997 comprising 4.2 million square feet which will have a total cost of $204.1 million upon completion. Also during the first seven months of 1997, the Company acquired 9 properties with 1.9 million square feet at a total cost of $120.5 million.

   These property additions (the "New Properties"), totaling 8.7 million square feet, consist of 73% industrial, 23% office and 4% retail projects. The total cost of the New Properties is expected to be $404.1 million. At July 31, 1997, the New Properties which have been placed in service are 88% leased, and the New Properties under construction are 58% pre-leased for a combined total of 73% leased. The New Properties are expected to provide a weighted average unleveraged stabilized return on cost (computed as property annual contractual net operating income ("NOI") divided by total project costs) of 11.3% with anticipated leasing activity. The annual contractual NOI to be generated from the New Properties, once placed in service, will be $45.7 million with anticipated additional leasing. The cost of the New Properties to be placed in-service in the third quarter of 1997 is $47.1 million, in the fourth quarter of 1997 is $78.9 million and in 1998 is $78.1 million.

  The Company's expectations of total cost and weighted average unleveraged stabilized return on cost constitute forward-looking information that is subject to risks inherent in the completion of construction of the properties under development and the leasing of any unleased portion of the properties. Such risks could cause actual results to differ materially from the Company's expectations.

   CHICAGO, ILLINOIS.   In  May  1997, the Company  entered  the  Chicago,
Illinois market. Through a joint venture with an institutional investor, the Company purchased the six-story, 345,200 square foot Central Park of Lisle 96% occupied office property in Lisle, Illinois, a western suburb of Chicago. The acquisition also included a 17-acre site, located adjacent to the existing property, for future office development. The Company is establishing a regional office in Chicago. The Company believes that the Chicago market will offer additional profitable development and acquisition opportunities in select sub-markets. While the Company does not anticipate dominating the Chicago market because of its magnitude, it believes that entry into the Chicago market is in accordance with its strategy of entering attractive Midwestern markets.

   The following table sets forth information regarding each of the New Properties as of July 31, 1997.

IN-SERVICE OR
ANTICIPATED                                                           PROPERTY
IN-SERVICE DATE   PROJECT/TENANT                 LOCATION               TYPE
---------------   --------------------------     ----------------     --------
DEVELOPMENT
COMPLETED IN 1997:
1st Qtr. 1997      Park Fletcher Building 33     Indianapolis, IN     Industrial
1st Qtr. 1997      Dukeport 2                    St. Louis, MO        Industrial
2nd Qtr. 1997      Silver Burdett Ginn Expansion Indianapolis, IN     Industrial
2nd Qtr. 1997      Vanstar                       Indianapolis, IN     Industrial
2nd Qtr. 1997      North Airport Park Bldg. 2    Indianapolis, IN     Industrial
2nd Qtr. 1997      Pamida                        Lebanon, IN          Industrial
2nd Qtr. 1997      Skyport Building 1            Cincinnati, OH       Industrial
2nd Qtr. 1997      Parkwood Place                Columbus, OH         Office
2nd Qtr. 1997      Sofa Express - Florence       Florence, KY         Retail
2nd Qtr. 1997      Purity Wholesale              Lebanon, IN          Industrial
3rd Qtr. 1997      Freedom Square III            Cleveland, OH        Office

                                    S-6
IN-SERVICE OR
ANTICIPATED                                                          PROPERTY
IN-SERVICE DATE      PROJECT/TENANT              LOCATION              TYPE
----------------   -----------------           -----------           ----------
UNDER DEVELOPMENT:
3rd Qtr. 1997      Mr. Coffee                   Cleveland, OH        Industrial
3rd Qtr. 1997      Southpointe C                Columbus, OH         Industrial
3rd Qtr. 1997      Three Parkwood               Indianapolis, IN     Office
3rd Qtr. 1997      Anthem                       Cincinnati, OH       Office
3rd Qtr. 1997      Haywood Oaks Building 8      Nashville, TN        Industrial
3rd Qtr. 1997      Fountain Place               Cincinnati, OH       Retail
4th Qtr. 1997      Beiersdorf                   Cincinnati, OH       Industrial
4th Qtr. 1997      Park Fletcher Building 35    Indianapolis, IN     Industrial
4th Qtr. 1997      Southpointe Building D       Columbus, OH         Industrial
4th Qtr. 1997      Southpointe Building E       Columbus, OH         Industrial
4th Qtr. 1997      Hamilton Crossing Building 2 Indianapolis, IN     Office
4th Qtr. 1997      Park 100 Building 133        Indianapolis, IN     Industrial
4th Qtr. 1997      Landerbrook Corporate Ctr.   Cleveland, OH        Office
4th Qtr. 1997      4660  Governor's   Pointe    Cincinnati, OH       Office
4th Qtr. 1997      Mosteller II                 Cincinnati, OH       Industrial
4th Qtr. 1997      Park Fletcher Building  34   Indianapolis, IN     Industrial
4th Qtr. 1997      Compmanagement               Columbus, OH         Office
4th Qtr. 1997      Park 100 Building 132        Indianapolis, IN     Office
4th Qtr. 1997      Lowes                        Cincinnati, OH       Retail
4th Qtr. 1997      Dukeport 3                   St. Louis, MO        Industrial
4th Qtr. 1997      Biggs B-Shoppes              Cincinnati, OH       Retail
1st Qtr. 1998      Prentice Hall                Lebanon, IN          Industrial
1st Qtr. 1998      Software Artistry            Indianapolis,IN      Office
1st Qtr. 1998      Park 100 Building 135        Indianapolis, IN     Office
2nd Qtr. 1998      Rings Road Office Building   Columbus, OH         Office
2nd Qtr. 1998      Sterling 4                   Columbus, OH         Office
2nd Qtr. 1998      MCI                          St. Louis, MO        Office
3rd Qtr. 1998      Creekside Crossing One       Nashville, TN        Office


1997 ACQUISITIONS:
2nd Qtr. 1997      NGIC/Pointe 70               St. Louis, MO        Office
2nd Qtr. 1997      Dyment/Johnson Controls      Cleveland, OH        Industrial
2nd Qtr. 1997      Central Park of Lisle        Chicago, IL          Office
2nd Qtr. 1997      8555 Keystone Crossing       Indianapolis, IN     Office
2nd Qtr. 1997      Sun TV                       Columbus, OH         Industrial
3rd Qtr. 1997      7910 and 7320 Kentucky Drive Cincinnati, OH       Industrial


IN-SERVICE OR                                     PERCENT
ANTICIPATED            PERCENTAGE       SQUARE     LEASE         INITIAL LEASE
IN-SERVICE DATE        OWNERSHIP         FEET    PRE-LEASED (1)      TERM(2)
---------------        ----------      -------   -------------   ------------

DEVELOPMENT COMPLETED IN 1997:
1st Qtr. 1997             50%          112,710      100%            5 years
1st Qtr. 1997            100%          244,800       65%            5 years
2nd Qtr. 1997            100%          183,950      100%            7 years
2nd Qtr. 1997            100%          415,680      100%           10 years
2nd Qtr. 1997            100%          377,280      100%            5 years
2nd Qtr. 1997            100%          200,000      100%           10 years
2nd Qtr. 1997            100%          316,800        9%             Varies
2nd Qtr. 1997            100%          156,000      100%           15 years
2nd Qtr. 1997            100%           20,250      100%           10 years
2nd Qtr. 1997            100%          556,248      100%           10 years
3rd Qtr. 1997            100%           71,025       74%             Varies
                                     ---------
                                     2,654,743       85%
                                     ---------


IN-SERVICE OR                                      PERCENT
ANTICIPATED            PERCENTAGE     SQUARE      LEASED OR     INITIAL LEASE
IN-SERVICE DATE        OWNERSHIP       FEET     PRE-LEASED (1)    TERM (2)
---------------        ----------    ---------  --------------  -------------

UNDER DEVELOPMENT:
 3rd Qtr. 1997          100%          458,000       100%           15 years
 3rd Qtr. 1997          100%          322,000         0%       (3)      N/A
 3rd Qtr. 1997          100%          121,246        73%             Varies
 3rd Qtr. 1997          100%           78,240       100%           10 years
 3rd Qtr. 1997          100%           71,500         0%                N/A
 3rd Qtr. 1997           25%          207,170        95%           20 years
 4th Qtr. 1997          100%          252,000       100%           10 years
 4th Qtr. 1997           50%           96,000         0%                N/A
 4th Qtr. 1997          100%          116,520        35%           15 years
 4th Qtr. 1997          100%           82,520         0%                N/A
 4th Qtr. 1997          100%           32,800        77%           10 years
 4th Qtr. 1997          100%           20,530       100%           15 years
 4th Qtr. 1997          100%          110,148        51%             Varies
 4th Qtr. 1997          100%           76,465        71%             Varies
 4th Qtr. 1997          100%          261,440         0%                N/A
 4th Qtr. 1997           50%          230,400        33%            5 years
 4th Qtr. 1997          100%           67,841        59%           15 years
 4th Qtr. 1997          100%           27,600        44%           10 years
 4th Qtr. 1997          100%          128,747       100%           20 years
 4th Qtr. 1997          100%          214,400         0%                N/A
 4th Qtr. 1997          100%           13,000        58%            5 years
 1st Qtr. 1998          100%          577,340       100%           10 years
 1st Qtr. 1998          100%          108,273        75%           15 years
 1st Qtr. 1998          100%           77,125        67%           10 years
 2nd Qtr. 1998          100%          145,000         0%                N/A
 2nd Qtr. 1998          100%           94,219       100%           15 years
 2nd Qtr. 1998          100%           97,356       100%           10 years
 3rd Qtr. 1998          100%          112,800         0%                N/A
                                    ---------
                                    4,200,680        58%
                                    ---------
 1997 ACQUISITIONS:
 2nd Qtr. 1997          100%          215,549        99%             Varies
 2nd Qtr. 1997          100%          331,550       100%           10 years
 2nd Qtr. 1997           50%          345,200        96%             Varies
 2nd Qtr. 1997          100%           75,545        94%             Varies
 2nd Qtr. 1997          100%          789,175        81%            5 years
 3rd Qtr. 1997          100%          132,274       100%             Varies
                                    ---------
                                    1,889,293        91%
                                    ---------
                                    8,744,716        73%
                                    =========

------------------
(1) Represents completed leasing activity through July 31, 1997.
(2) Represents lease term of the building's primary tenant or tenants.
(3) In August 1997, the Company signed a lease totaling 168,000 square feet with a lease term of eight years bringing this property to 52% occupancy.


PENDING ACQUISITIONS

   The Company has entered into contracts or letters of intent to purchase certain properties in St. Louis and in the Chicago suburbs (the "Pending Acquisitions") for an aggregate purchase price of approximately $247.3 million. The Company currently expects to complete the Pending Acquisitions by October 1, 1997. However, the purchase of each of the Pending Acquisitions is subject to various closing conditions. Accordingly, no assurances can be made that the Company will close any or all of the Pending Acquisitions.

  In addition to the Pending Acquisitions, as part of its ongoing business, the Company continually engages in discussions with other real estate owners regarding possible portfolio or single asset acquisitions in its current and other attractive Midwestern markets. No assurances can be made that the Company will acquire any of the properties or portfolios currently being evaluated.

  The following describes each of the Pending Acquisitions.

   BAUR  PROPERTIES.  In August 1997, the Company entered into a letter  of intent to acquire Baur Properties' existing rental properties and operations in St. Louis. Baur Properties has been in operation in St. Louis for over 43 years and is one of the leading suburban office developers and operators in the Midwest. The Baur rental property portfolio consists of eight suburban office buildings totaling 904,000 square feet and three industrial buildings totaling 78,000 square feet. Seven of the suburban office projects are located in Maryville Centre, one of the premier suburban office parks in St. Louis. The acquisition will also include undeveloped land to accommodate approximately one million square feet of additional suburban office development and the property management and development operations of Baur Properties. Accordingly, Edward T. Baur, the Chairman of Baur Properties, will become Vice President and General Manager of the Company's St. Louis operations. The purchase price of this acquisition is expected to be paid through the assumption of $57.5 million in existing mortgage debt with a weighted average interest rate of 8.13%, the payment of approximately $25.0 million in cash and the remainder in Units. Along with its existing operations in St. Louis, the Company believes this acquisition will make it the dominant real estate developer in this market. The Company believes this acquisition is in accordance with its strategy of dominating its Midwestern markets.

   The following table sets forth information regarding the Baur Properties as of July 31, 1997.

                                               RENTABLE      YEAR    PERCENT
PROPERTY                         TYPE        SQUARE FEET     BUILT    LEASED
-------------------       -----------------  -----------     -----   -------
500 Maryville             Suburban Office      165,544       1984    100.00%
530 Maryville             Suburban Office      107,957       1990    100.00%
540 Maryville             Suburban Office      107,973       1990    100.00%
550 Maryville             Suburban Office       97,109       1988     95.68%
625 Maryville (1)         Suburban Office      101,576       1994    100.00%
635-645 Maryville         Suburban Office      148,307       1987     99.86%
655 Maryville             Suburban Office       90,499       1994    100.00%
Twin Oaks                 Suburban Office       85,066       1980    100.00%
Southport I               Service Center        20,810       1977    100.00%
Southport II              Service Center        22,400       1978    100.00%
Southport Commerce Center Service Center        34,873       1978    100.00%
                                               -------
     TOTAL                                     982,114                99.55%
                                               =======

---------------
(1)   The Company currently intends to acquire a 49% interest in this property.


   EXECUTIVE TOWERS. On August 28, 1997, the Company purchased Executive Towers West, a three-building, 650,000 square foot, suburban office complex in Downers Grove, Illinois, a western suburb of Chicago. This property is near the Company's previously announced Central Park of Lisle acquisition. The purchase price of this acquisition was paid entirely in cash. The Company believes this acquisition is in accordance with its strategy, as discussed above, of expanding into select sub-markets in Chicago.

   The following table sets forth information regarding Executive Towers as of July 31, 1997.

                                                RENTABLE    YEAR   PERCENT
PROPERTY                    TYPE              SQUARE FEET   BUILT   LEASED
-------------------   -----------------       -----------   -----  -------
Executive Towers I    Suburban Office           203,302     1983    94.00%
Executive Towers I    Suburban Office           224,140     1984    96.98%
Executive Towers I    Suburban Office           222,400     1987   100.00%
                                                -------
     TOTAL                                      649,842             97.08%
                                                =======

                              USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Common Stock offered hereby are expected to be approximately $18.9 million. The Company presently intends to use the net proceeds, as well as the net proceeds of its concurrent public offering of Common Stock of approximately $192.8 million and its PATS offering of approximately $100.0 million to retire the outstanding balance on its lines of credit (the "Lines of Credit") and to fund development and acquisition of additional rental properties, including the cash portion of the Pending Acquisitions, expected to total in excess of $120 million. The remaining costs to be funded on the 4.2 million square feet of property under development at July 31, 1997 total $108.8 million with $73.7 million expected to be spent by December 31, 1997. See "Recent Developments." The Lines of Credit are expected to have an outstanding balance of approximately $65.0 million on September 15, 1997, bearing interest at LIBOR plus .75% to .80%.

                 CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  Prospective purchasers should be aware that the recently enacted Taxpayer Relief Act of 1997 (the "1997 Act") made numerous changes to the Code, including reducing the maximum tax imposed on net capital gains from the sale of assets held for more than 18 months by individuals, trusts and estates. The 1997 Act also makes certain changes to the requirements to qualify as a REIT and to the taxation of REITs and their shareholders.

   The 1997 Act contains significant changes to the taxation of capital gains of individuals, trusts and estates and certain changes to the REIT requirements and the taxation of REITs. For gains realized after July 28, 1997, and subject to certain exceptions, the maximum rate of tax on net capital gains of individuals, trusts and estates from the sale or exchange of assets held for more than 18 months has been reduced to 20%, and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For taxpayers who would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%, and effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation with respect to such property. Long-term capital gain allocated to a shareholder by the Company will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property sold by the Company. The maximum rate of capital gains tax for capital assets held more than one year but not more than 18 months remains at 28%. The taxation of capital gains of corporations was not changed by the 1997 Act.

   The 1997 Act also includes several provisions that are intended to simplify the taxation of REITs. These provisions are effective for taxable years beginning after the date of enactment of the 1997 Act which, as to the Company, is its taxable year commencing January 1, 1998. First, in determining whether a REIT satisfies the income tests, a REIT's rental income from a property will not cease to qualify as "rents from real property" merely because the REIT performs services for a tenant other than permitted customary services if the amount that the REIT is deemed to have received as a result of performing impermissible services does not exceed one percent of all amounts received directly or indirectly by the REIT with respect to such property. The amount that a REIT will be deemed to have received for performing impermissible services is at least 150% of the direct cost to the REIT of providing those services. Second, certain non-cash income, including income from cancellation of indebtedness and original issue discount, will be excluded from income in determining the amount of dividends that a REIT is required to distribute. Third, a REIT may elect to retain and pay income tax on any net long-term capital gains and require its shareholders to include such undistributed net capital gains in their income. If a REIT makes such an election, the REIT's shareholders would receive a tax credit attributable to their share of capital gains tax paid by a REIT on the undistributed net capital gain that was included in the shareholders' income, and such shareholders will receive an increase in the basis of their shares in the amount of undistributed net capital gain included in their income reduced by the amount of the credit. Fourth, the 1997 Act repeals the requirement that a REIT receive less than 30% of its gross income from the sale or disposition of stock or securities held for less than one year, gain from prohibited transactions, and gain from certain sales of real property held less than four years. Finally, the 1997 Act contains a number of technical provisions that reduce the risk that a REIT will inadvertently cease to qualify as a REIT.
                                   S-10

                               UNDERWRITING

   Subject to the terms and conditions contained in the terms agreement and related underwriting agreement (collectively, the "Underwriting Agreement"), the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Company, 926,280 shares of Common Stock. The Underwriting Agreement provides that the obligation of the Underwriter is subject to certain conditions precedent, and that the Underwriter will be obligated to purchase all of the shares of Common Stock if any are purchased.

   Smith Barney Inc. (the "Underwriter") intends to deposit the shares with the trustee of The Equity Focus Trusts - REIT Portfolio Series, 1997 (the "Trust"), a registered unit investment trust under the Investment Company Act of 1940, as amended, to which the Underwriter acts as sponsor and depositor, in exchange for units in the Trust. The Underwriter is an affiliate of the Trust.

   The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

   The Company and the executive officers of the Company and the Directors have agreed that for a period of 45 days from the date of this Prospectus Supplement they will not, without prior and written consent of the Underwriter, offer, sell or otherwise dispose of any shares of Common Stock or any other security convertible into or exercisable for shares of Common Stock (except pursuant to the Company's stock option or dividend reinvestment plans and certain other agreements).

  In connection with the Offering, the rules of the Securities and Exchange Commission permit the Underwriter to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

   If the Underwriter creates a short position in the Common Stock in connection with the Offering (i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the Underwriter may reduce that short position by purchasing Common Stock in the open market.

   In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

   Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                               LEGAL MATTERS

      In addition to the legal opinions referred to under "Legal Opinions" in the accompanying Prospectus, the description of Federal income tax matters contained in this Prospectus Supplement entitled "Certain Federal Income Tax Considerations" is based upon the opinion of Bose McKinney & Evans.

      NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS
PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
--------------------------

                             TABLE OF CONTENTS

                                                    PAGE
                                                  --------
                       PROSPECTUS SUPPLEMENT
The Company                                         S-3
Recent Developments                                 S-5
Use of Proceeds                                     S-9
Certain Federal Income Tax Considerations           S-10
Underwriting                                        S-11
Legal Matters                                       S-11

                                PROSPECTUS
Available Information                               2
Incorporation of Certain Documents by
 Reference                                          2
The Company and the Operating Partnership           3
Use of Proceeds                                     3
Ratios of Earnings to Fixed Charges                 3
Description of Debt Securities                      4
Description of Preferred Stock                      14
Description of Depositary Shares                    20
Description of Common Stock                         24
Plan of Distribution                                25
Legal Opinion                                       26
Experts                                             26

                          926,280 Shares

                             (LOGO)

                      ---------------------

                      PROSPECTUS SUPPLEMENT
                      ---------------------

                        SMITH BARNEY, INC.

                       SEPTEMBER 11, 1997

